UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

SUN AMERICAN BANCORP

(Name of Subject Company (Issuer))

SUN AMERICAN BANCORP

(Name of Filing Person (Offeror/Issuer))

SERIES D WARRANTS, PAR VALUE $0.01 PER WARRANT

SERIES D UNDERWRITER WARRANTS, $0.01 PAR VALUE

SERIES E WARRANTS, NO PAR VALUE

SERIES E UNDERWRITER WARRANTS, $0.001 PAR VALUE

SERIES F WARRANTS, NO PAR VALUE

SERIES F UNDERWRITER WARRANTS, PAR VALUE $0.001 PER WARRANT

(Title of Class of Securities)

SERIES D WARRANTS – 86664A111

SERIES D UNDERWRITER WARRANTS - None

SERIES E WARRANTS - None

SERIES E UNDERWRITER WARRANTS - None

SERIES F WARRANTS - None

SERIES F UNDERWRITER WARRANTS - None

(CUSIP Number of Class of Securities)

Michael E. Golden	Copy to:
President and Chief Executive Officer Sun American Bancorp 1200 North Federal Highway, Suite 111A Boca Raton, Florida 33432 (561) 826-0464	Alan Schick, Esq. Marc P. Levy, Esq. 5335 Wisconsin Ave, NW Suite 400 Washington, D.C. 20015 (202) 274-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation		Amount of Filing Fee
Series D Warrants $1,205,525 (1)		$38
Series D Underwriter Warrants $21,649 (2)		1
Series E Warrants $463,225 (3)		15
Series E Underwriter Warrants $65,481 (4)		3
Series F Warrants $2,613,989 (5)		81
Series F Underwriter Warrants $407,324 (6)		13
	Total	$151	*

*	Previously paid on September 25, 2007
(1)	Estimated for the purposes of calculating the filing fee only, this amount is based on the purchase of 4,822,100 Series D Warrants at the tender offer price of $0.25 per Series D Warrant.
(2)

Estimated for the purposes of calculating the filing fee only, this amount is based on the purchase of 196,808 Series D Underwriter Warrants at the tender offer price of $0.11 per Series D Underwriter Warrant.

(3)	Estimated for the purposes of calculating the filing fee only, this amount is based on the purchase of 1,323,500 Series E Warrants at the tender offer price of $0.35 per Series E Warrant.
(4)

Estimated for the purposes of calculating the filing fee only, this amount is based on the purchase of 187,086 Series E Underwriter Warrants at the tender offer price of $0.35 per Series E Underwriter Warrant.

(5)	Estimated for the purposes of calculating the filing fee only, this amount is based on the purchase of 8,168,714 Series F Warrants at the tender offer price of $0.32 per Series F Warrant.
(6)	Estimated for the purposes of calculating the filing fee only, this amount is based on the purchase of 740,587 Series F Warrants at the tender offer price of $0.55 per Series F Underwriter Warrant.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3. (Applicable for Series D Warrants)

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet

Item 2. Subject Company Information

1

Item 3. Identity and Background of Filing Person

2

Item 4. Terms of the Transaction

2

Item 5. Past Contacts, Transactions, Negotiations and Agreements

3

Item 6. Purposes of the Transaction and Plans and Proposals

3

Item 7. Source and Amount of Funds or Other Consideration

3

Item 8. Interest in Securities of the Subject Company

3

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

3

Item 10. Financial Statements

3

Item 11. Additional Information

4

Item 12. Exhibits

4

Item 13. Schedule 13e-3 Item 2 Subject Company Information

6

Item 14. Schedule 13e-3 Item 4 Terms of Transaction

6

Item 15. Schedule 13e-3 Item 5 past Contracts, Transactions, Negotiations and Agreements

6

Item 16. Schedule 13e-3 Item 8 Fairness of the Transaction

6

Item 17. Schedule 13e-3 Item 9 Reports, Opinions, Appraisals and Negotiations

6

Item 18. Schedule 13e-3 Item 10 Source and Amount of Funds of Other Consideration

6

Item 19. Schedule 13e-3 Item 12 The Solicitation or Recommendation

7

Item 20. Schedule 13e-3 Item 14 Persons/Assets, Retained, Compensated or Used

7

Item 21. Schedule 13e-3 Item 16 Exhibits

7

SIGNATURE

8

This Issuer Tender Offer Statement on Schedule TO, and the Schedule 13E-3 with respect to the Series D Warrants, are filed by Sun American Bancorp, a Delaware corporation (“Sun American” or the “Company”), which is offering to pay $0.25 per Series D Warrant, $0.11 per Series D Underwriter Warrant, $0.35 per Series E Warrant, $0.35 per Series E Underwriter Warrant, $0.32 per Series F Warrant and $0.55 per Series F Underwriter Warrant to all holders of such warrants.  As of August 30, 2007 there were, 4,822,100 Series D Warrants, 196,808 Series D Underwriter Warrants, 1,323,500 Series E Warrants, 187,086 Series E Underwriter Warrants, 8,168,714 Series F Warrants and 740,587 Series F Underwriter Warrant outstanding.  For additional information, refer to the Offer to Purchase and the related letters of transmittal, copies of which are attached hereto as Exhibit (a)(1)(i) – (vii).

This Issuer Tender Offer Statement on Schedule TO, and the Schedule 13E-3 with respect to the Series D Warrants, are intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the letters of transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1. Summary Term Sheet

The information set forth in the section of the Offer to Purchase entitled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information

(a)

The name of the subject company is Sun American Bancorp.  Sun American’s principal executive offices are located at 9293 Glades Road, Boca Raton, Florida 33432 and its number at that address is (561) 544-1908

(b)

The subject securities are as follows;

•

Sun American Bancorp Series D Warrant (4,822,100 outstanding)

•

Sun American Bancorp Series D Underwriter Warrant (196,808 outstanding),

•

Sun American Bancorp Series E Warrant (1,323,500 outstanding),

•

Sun American Bancorp Series E Underwriter Warrant  (187,086 outstanding),

•

Sun American Bancorp Series F Warrant (8,168,714 outstanding), and

•

Sun American Bancorp Series F Underwriter Warrant (740,587 outstanding).

The information set forth in “The Tender Offers — 1. Number of Warrants” of the Offer to Purchase which is incorporated by reference herein.

(c)

The information set forth in “The Tender Offers — 6. Price Range of Shares And Warrants” of the Offer to Purchase is incorporated by reference herein.

Item 3. Identity and Background of Filing Person

(a)

The filing person is the subject company. The address of the filing person is 9293 Glades Road, Boca Raton, Florida 33432 and its telephone number at that address is (561) 826-0464.

Pursuant to Instruction C to Schedule TO, the following persons comprise all the directors and executive officers of the subject company:

Name	Title
James F. Partridge	Chairman of Board of Directors
Nelson Famadas	Vice Chairman of the Board of Directors
Michael E. Golden	President, Chief Executive Officer and Director
Leonard F. Marinello	Director
Stephen L. Perrone	Director
Alberto Valle	Director
Michael F. Rosinus	Director
Robert L. Nichols	Chief Financial Officer
Alfredo M. Barreiro	Executive Vice President and Chief Operating Officer
Robert K. Garrett	Executive Vice President and Chief Lending Officer
William T. Ross	Executive Vice President, Sales and Service of Sun American Bank

The address of each of the foregoing persons is c/o Sun American Bancorp, 9293 Glades Road, Boca Raton, Florida 33432.

Item 4. Terms of the Transaction

(a)

The information set forth in “Special Factors — 1. Background of the Tender Offers,” “Special Factors — 2. Purposes of the Tender Offers,” “Special Factors — 3. Fairness of the Tender Offers,” “Special Factors — 7. Material Income Tax Consequences,” “The Tender Offers — 1. Number of Warrants,” “The Tender Offers — 2. Procedures For Tendering Warrants,” “The Tender Offers — 3. Withdrawal Rights,” “The Tender Offers — 4. Purchase of Warrants and Payment of Purchase Price,” “The Tender Offers — 5. Conditions of the Tender Offers,” “The Tender Offers — 6. Price Range of Shares and Warrants” of the Offer to Purchase are incorporated by reference herein.

(b)

The information set forth in “Special Factors — 6. Interests of Directors and Executive Officers” of the Offer to Purchase is incorporated by reference herein.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(e)

The information set forth in “Special Factors — 6. Interests of Directors and Executive Officers” of the Offer to Purchase is incorporated by reference herein.

Item 6. Purposes of the Transaction and Plans and Proposals

(a)

The information set forth in “Special Factors — 1. Background of the Tender Offers” and “Special Factors — 2. Purposes of the Tender Offers,” of the Offer to Purchase is incorporated by reference herein.

(b)

The information set forth in “Special Factors — 1. Background of the Tender Offers,” “Special Factors — 2. Purposes of the Tender Offers” and “Special Factors — 5. Effects of the Tender Offers” of the Offer to Purchase is incorporated by reference herein.

(c)

The information set forth in “Special Factors — 4. Our Plans After the Tender Offers,” “Special Factors — 5. Effects of the Tender Offers” and “Special Factors — 6. Interests of Directors and Executive Officers” of the Offer to Purchase is incorporated by reference herein.

Item 7. Source and Amount of Funds or Other Consideration

(a)

The information set forth in “The Tender Offers — 4. Purchase of Warrants and Payment of Purchase Price” and “The Tender Offers — 7. Source and Amount of Funds” of the Offer to Purchase are incorporated by reference herein.

(b)

The information set forth “The Tender Offers — 7. Source and Amount of Funds” and “The Tender Offers — 5. Conditions of the Tender Offers” of the Offer to Purchase entitled are incorporated by reference herein.

(d)

The information set forth “The Tender Offers — 7. Source and Amount of Funds” ” of the Offer to Purchase entitled is incorporated by reference herein.

Item 8. Interest in Securities of the Subject Company

(a)

The information set forth in “Special Factors — 6. Interests of Directors and Executive Officers” of the Offer to Purchase is incorporated by reference herein.

(b)

The information set forth in “Special Factors — 6. Interests of Directors and Executive Officers” of the Offer to Purchase is incorporated by reference herein.

In addition, President and Chief Executive Officer, who has purchased 4,000 shares on behalf of his children during the 60 days prior to the date of this document.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

(a)

The information set forth in “The Tender Offers — 11. Fees and Expenses” of the Offer to Purchase is incorporated by reference herein.

Item 10. Financial Statements

(a)

The information set forth in “Special Factors — 8. Certain Information About Us” of the Offer to Purchase is incorporated by reference herein.

(b)

The information set forth in “Special Factors — 8. Certain Information About Us” of the Offer to Purchase is incorporated by reference herein.

Item 11. Additional Information

(a)(1)

The information set forth in “Special Factors — 6. Interests of Directors and Executive Officers” of the Offer to Purchase is incorporated by reference herein.

(a)(2)

The information set forth in “The Tender Offers — 9. Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated by reference herein.

(a)(3)

Not applicable.

(a)(4)

Not applicable.

(a)(5)

Not applicable.

(b)

The information set forth in the Offer to Purchase and the letters of transmittal and notices of guaranteed delivery attached to this Schedule TO as Exhibits (a)(1)(ii) through (a)(1)(xiii) are incorporated herein by reference.

Item 12. Exhibits

Exhibit

Number

Description

(a)(1)(i)

Offer to Purchase.

(a)(1)(ii)

Letter of Transmittal for Series D Warrants (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9). *

(a)(1)(iii)

Letter of Transmittal for Series D Underwriter Warrants (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9). *

(a)(1)(iv)

Letter of Transmittal for Series E Warrants (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9). *

(a)(1)(v)

Letter of Transmittal for Series E Underwriter Warrants (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9). *

(a)(1)(vi)

Letter of Transmittal for Series F Warrants (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9). *

(a)(1)(vii)

Letter of Transmittal for Series F Underwriter Warrants (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9). *

(a)(1)(viii)

Notice of Guaranteed Delivery for Series D Warrants. *

(a)(1)(ix)

Notice of Guaranteed Delivery for Series D Underwriter Warrants. *

(a)(1)(x)

Notice of Guaranteed Delivery for Series E Warrants. *

(a)(1)(xi)

Notice of Guaranteed Delivery for Series E Underwriter Warrants. *

(a)(1)(xii)

Notice of Guaranteed Delivery for Series F Warrants. *

(a)(1)(xiii)

Notice of Guaranteed Delivery for Series F Underwriter Warrants. *

(a)(1)(xiv)

Letter from Dealer Manager to Brokers. *

(a)(1)(xv)

Letter from Brokers to Clients. *

(a)(1)(xvi)

Press Release. *

(b)(1)

Loan Agreement Dated February 25, 2007.

(b)(2)

Loan Agreement Dated October 15, 2007.

(c)(1)

Deal Manager’s Report

(d)(1)

Employment Agreement dated May 22, 2006 by and among Michael E. Golden, the Company, and the Bank (incorporated herein by reference to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 26, 2006) (Filed as an exhibit to Form 10-QSB of the registrant on August 15, 2005)

(d)(2)

Employment Agreement dated January 17, 2007 by and between Michael E. Golden, the Company, and the Bank (incorporated herein by reference to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 23, 2007) (Filed as an exhibit to Form 10-QSB of the registrant on August 15, 2005)

(d)(3)

Amended and Restated Incentive Stock Option Plan (incorporated by reference to the Company’s proxy statement filed with the SEC on May 18, 2005)

(d)(4)

Amended and Restated Directors Stock Option Plan (incorporated by reference to the Company’s proxy statement filed with the SEC on May 18, 2005)

(d)(5)

Non-Qualified Stock Options granted to outside directors and Incentive Stock Options granted to executive officers on July 21, 2005 (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on September 23, 2005)

(d)(6)

Amended and Restated 2005 Stock Option and Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s report S-8 Securities to be offered in employee benefit plans filed with the Securities and Exchange Commission on February 1, 2007)

(d)(7)

Loan agreement with Robert Nichols, dated as of October 3, 2005 (incorporated herein by reference to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 6, 2006).

(d)(8)

Loan agreement with Michael E. Golden, dated as of November 15, 2005 (incorporated herein by reference to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 6, 2006).

(d)(9)

Form of Securities Purchase Agreement dated as of December 14, 2005, by and among the Company and the Investors (incorporated herein by reference to the Company’s Current Reports on Form 8-K filed with the Securities and Exchange Commission on August 5, 2005, November 11, 2005, and December 14, 2005).

(d)(10)

Form of Registration Rights Agreement dated as of December 14, 2005, by and among the Company and the Investors (incorporated herein by reference to the Company’s Current Reports on Form 8-K filed with the Securities and Exchange Commission on August 5, 2005, November 11, 2005, and December 14, 2005).

(d)(11)

Board resolution adopting Warrant Plan. (incorporated herein by reference to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 20, 2005).

(d)(12)

Acceleration of the vesting of stock options (incorporated herein by reference to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 17, 2006).

(g)

Not Applicable.

(h)

Not Applicable.

*

Previously Filed.

Item 13. Schedule 13e-3 Item 2 Subject Company Information

(d)

No dividends have been paid on the Series D Warrants in the past two years.

(e)

There have been no underwritten public offering of the Series D Warrants for cash during the past three years.

(f)

The Company has not purchased any Series D Warrants in the past two years.

Item 14. Schedule 13e-3 Item 4 Terms of Transaction

(c - f)

The information set forth in “Special Factors — 1. Background of the Tender Offers,” “Special Factors — 2. Purposes of the Tender Offers,” “Special Factors — 3. Fairness of the Tender Offers,” “Special Factors — 7. Material Income Tax Consequences,” “The Tender Offers — 1. Number of Warrants,” “The Tender Offers — 2. Procedures For Tendering Warrants,” “The Tender Offers — 3. Withdrawal Rights,” “The Tender Offers — 4. Purchase of Warrants and Payment of Purchase Price,” “The Tender Offers — 5. Conditions of the Tender Offers,” “The Tender Offers — 6. Price Range of Shares and Warrants” of the Offer to Purchase are incorporated by reference herein.

Item 15. Schedule 13e-3 Item 5 past Contracts, Transactions, Negotiations and Agreements

(a)

The information set forth in “Special Factors — 6. Interests of Directors and Executive Officers” of the Offer to Purchase is incorporated by reference herein.

(c)

The information set forth in “Special Factors — 6. Interests of Directors and Executive Officers” of the Offer to Purchase is incorporated by reference herein.

Item 16. Schedule 13e-3 Item 8 Fairness of the Transaction

(a-f)

The information set forth in “Special Factors — 3. Fairness of the Tender Offers” of the Offer to Purchase is incorporated by reference herein.

Item 17. Schedule 13e-3 Item 9 Reports, Opinions, Appraisals and Negotiations

(a-c)

The information set forth in “Special Factors — 3. Fairness of the Tender Offers” of the Offer to Purchase is incorporated by reference herein.

Item 18. Schedule 13e-3 Item 10 Source and Amount of Funds of Other Consideration

(c)

The information set forth in “The Tender Offers — 4. Purchase of Warrants and Payment of Purchase Price” and “The Tender Offers — Source and Amount of Funds” of the Offer to Purchase  are incorporated by reference herein.

Item 19. Schedule 13e-3 Item 12 The Solicitation or Recommendation

(d)

The information set forth in “The Tender Offers — 4. Purchase of Warrants and Payment of Purchase Price” and “The Tender Offers — 7. Source and Amount of Funds” of the Offer to Purchase are incorporated by reference herein.

(e)

The information set forth in “The Tender Offers — 4. Purchase of Warrants and Payment of Purchase Price” and “The Tender Offers — 7. Source and Amount of Funds” of the Offer to Purchase are incorporated by reference herein.

Item 20. Schedule 13e-3 Item 14 Persons/Assets, Retained, Compensated or Used

(b)

The information set forth in “The Tender Offers — 11. Fees and Expenses” of the Offer to Purchase is incorporated by reference herein.

Item 21. Schedule 13e-3 Item 16 Exhibits

(c)

Not applicable.

(f)

Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUN AMERICAN BANCORP
By:	/s/ Michael E. Golden
	Name:	Michael E. Golden
	Title:	President and Chief Executive Officer

Date: October 18, 2007

EXHIBIT INDEX

Exhibit

Number

Description

(a)(1)(i)

Offer to Purchase.

(a)(1)(ii)

Letter of Transmittal for Series D Warrants (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9). *

(a)(1)(iii)

Letter of Transmittal for Series D Underwriter Warrants (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9). *

(a)(1)(iv)

Letter of Transmittal for Series E Warrants (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9). *

(a)(1)(v)

Letter of Transmittal for Series E Underwriter Warrants (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9). *

(a)(1)(vi)

Letter of Transmittal for Series F Warrants (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9). *

(a)(1)(vii)

Letter of Transmittal for Series F Underwriter Warrants (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9). *

(a)(1)(viii)

Notice of Guaranteed Delivery for Series D Warrants. *

(a)(1)(ix)

Notice of Guaranteed Delivery for Series D Underwriter Warrants. *

(a)(1)(x)

Notice of Guaranteed Delivery for Series E Warrants. *

(a)(1)(xi)

Notice of Guaranteed Delivery for Series E Underwriter Warrants. *

(a)(1)(xii)

Notice of Guaranteed Delivery for Series F Warrants. *

(a)(1)(xiii)

Notice of Guaranteed Delivery for Series F Underwriter Warrants. *

(a)(1)(xiv)

Letter from Dealer Manager to Brokers. *

(a)(1)(xv)

Letter from Brokers to Clients. *

(a)(1)(xvi)

Press Release. *

(b)(1)

Loan Agreement Dated February 25, 2007.

(b)(2)

Loan Agreement Dated October 15, 2007.

(c)(1)

Deal Manager’s Report

(d)(1)

Employment Agreement dated May 22, 2006 by and among Michael E. Golden, the Company, and the Bank (incorporated herein by reference to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 26, 2006) (Filed as an exhibit to Form 10-QSB of the registrant on August 15, 2005)

(d)(2)

Employment Agreement dated January 17, 2007 by and between Michael E. Golden, the Company, and the Bank (incorporated herein by reference to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 23, 2007) (Filed as an exhibit to Form 10-QSB of the registrant on August 15, 2005)

(d)(3)

Amended and Restated Incentive Stock Option Plan (incorporated by reference to the Company’s proxy statement filed with the SEC on May 18, 2005)

(d)(4)

Amended and Restated Directors Stock Option Plan (incorporated by reference to the Company’s proxy statement filed with the SEC on May 18, 2005)

(d)(5)

Non-Qualified Stock Options granted to outside directors and Incentive Stock Options granted to executive officers on July 21, 2005 (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on September 23, 2005)

(d)(6)

Amended and Restated 2005 Stock Option and Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s report S-8 Securities to be offered in employee benefit plans filed with the Securities and Exchange Commission on February 1, 2007)

(d)(7)

Loan agreement with Robert Nichols, dated as of October 3, 2005 (incorporated herein by reference to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 6, 2006).

(d)(8)

Loan agreement with Michael E. Golden, dated as of November 15, 2005 (incorporated herein by reference to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 6, 2006).

(d)(9)

Form of Securities Purchase Agreement dated as of December 14, 2005, by and among the Company and the Investors (incorporated herein by reference to the Company’s Current Reports on Form 8-K filed with the Securities and Exchange Commission on August 5, 2005, November 11, 2005, and December 14, 2005).

(d)(10)

Form of Registration Rights Agreement dated as of December 14, 2005, by and among the Company and the Investors (incorporated herein by reference to the Company’s Current Reports on Form 8-K filed with the Securities and Exchange Commission on August 5, 2005, November 11, 2005, and December 14, 2005).

(d)(11)

Board resolution adopting Warrant Plan. (incorporated herein by reference to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 20, 2005).

(d)(12)

Acceleration of the vesting of stock options (incorporated herein by reference to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 17, 2006).

(g)

Not Applicable.

(h)

Not Applicable.

*

Previously Filed.

10